SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18971

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Duncan-Williams, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6750 Poplar Avenue - Suite 300
(No. and Street)

Memphis (City) TN (State) 38138 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frank Reid 901-260-6804
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rhea & Ivy, PLC
(Name – *if individual, state last, first, middle name*)

6000 Poplar Avenue, Suite 250 Memphis, TN 38119
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Duncan F. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Duncan-Williams, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DEBRA S. SMITH STATE OF TENNESSEE NOTARY PUBLIC COUNTY OF SHELBY

My Commission Expires Feb. 23, 2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RHEA & IVY, P.L.C.

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS
SUITE 250 • 6000 POPLAR AVENUE • MEMPHIS, TN 38119-3971
TEL 901-761-3000 • FAX 901-761-9667 • WWW.RHEAIVY.COM

To the Board of Directors
Duncan-Williams, Inc.
Memphis, Tennessee

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Duncan-Williams, Inc. (the "Company") as of December 31, 2006, and the related statements of operations, changes in stockholders' equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Duncan-Williams, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Rhea & Ivy, P.L.C.

February 5, 2007

Duncan-Williams, Inc.

Statement of Financial Condition

December 31, 2006

Assets

Cash		$	168,088
Cash segregated under federal regulations			125,403
Receivable from brokers or dealers and clearing organization			565,232
Receivables from non-customers			1,501,861
Securities owned, at market value			120,277,271
Furniture and equipment, net of accumulated depreciation of $1,354,643			876,940
Other Assets:			
Accrued interest on securities owned	636,188		
Commissions, claims, and other receivables, net of allowance for bad debts of $94,600	1,205,381		
Deferred income taxes	306,600		
Other receivable and miscellaneous	373,944		2,522,113
		$	126,036,908

See notes to financial statements.

Liabilities and Stockholders' Equity

Liabilities:		
Payable to clearing organization and bank		$ 69,454,286
Payable to broker		106,829
Securities sold, not yet purchased, at market value		31,341,634
Other Liabilities:		
Accounts payable	660,839	
Income taxes payable	20,953	
Deferred income taxes	277,500	
Accrued expenses and other liabilities	1,959,314	2,918,606
		103,821,355
Commitments and Contingent Liabilities		-
Stockholders' Equity:		
Common stock:		
Class A (nonvoting) - authorized, issued and outstanding 700,000 shares with par value of $10 a share		7,000,000
Class B (voting) - authorized, issued and outstanding 1,307 shares with par value of $1 a share		1,307
Additional paid-in capital		1,000,000
Retained earnings		14,214,246
		22,215,553
		$ 126,036,908

END